Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® 3D Bio-Prints First Ready-to-Cook
Cultivated Grouper Fish

Steakholder Foods 3D bio-printed the world’s first cultivated fish fillet:

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The Company has reached a significant milestone by successfully customizing bio-inks utilizing grouper cells provided by Umami Meats’ to print a cultivated grouper product – a significant step towards the commercialization of its 3D bioprinter.

•	By customizing its bio-inks to an external cell line, the company has opened the door to a wide variety of potential collaborations along the path to commercializing its 3D bio-printer.

Rehovot, Israel, April 24, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), an international deep tech food company at the forefront of the cultivated meat industry, announced that it has successfully printed the first ready-to-cook cultivated grouper fish product. As part of the strategic partnership between the two companies, Steakholder Foods customized its bio-inks utilizing grouper cells provided by Umami Meats Pte Ltd.

Local Singaporean fish dish by Chef Moran Lidor. Photo by Shlomi Arbiv	Local Israeli fish dish by Chef Moran Lidor. Photo by Shlomi Arbiv

To celebrate this achievement, Steakholder Foods hosted Mihir Pershad (CEO of Umami Meats), Arik Kaufman (CEO of Steakholder Foods), Megumi Avigail Yoshitomi (Japan Association for Cellular Agriculture), and Adele Li (Chargée d’ Affaires at the Embassy of the Republic of Singapore in Israel) at a tasting event in its Israel facilities. The tasting included a “grouper fish chef’s table”, with piscine delicacies prepared by the Company’s chef, Moran Lidor, including Singaporean-style and Israeli-style signature fish dishes. The event came hot on the heels of the visit of the Israeli Prime Minister, who also watched the fish being printed firsthand and tasted the prototype, becoming the first Prime Minister ever to taste 3D-printed cultivated fish.

The printing and bio-ink customization are steps on the path to commercializing Steakholder Foods’ 3D printer, proving its bioprinting and bioink technologies to be a sophisticated production platform for structured hybrid and cultivated products, that can facilitate various species and therefore various companies and industry players.

The collaboration with Umami Meats, which is backed by a grant from the Singapore-Israel Industrial R&D Foundation, aims to develop a scalable process for producing structured cultivated fish products using Steakholder Foods' proprietary 3D bio-printing technology and customized bio-inks.

Since receiving grouper fish cells from Umami, the Steakholder Foods team has been hard at work creating customized bio-inks and optimizing the taste and texture of its printed grouper, towards finalizing a prototype. The 3D fish printing represents a successful and meaningful milestone in the partnership between Umami Meats and Steakholder Foods.

Unlike fully cultivated meat products which still require incubation and maturation after printing, the grouper fish product is ready to cook after printing, thanks to Steakholder Foods’ unique technology that allows the mimicking of the flaky texture of cooked fish – a technology that is the subject of a provisional patent application.

Arik Kaufman, CEO of Steakholder Foods: "We're excited to be working with Umami Meats to develop 3D-printed structured fish products that have the same great taste and texture as traditionally caught fish, without harming the environment. With an estimated size of $110 billion and projected growth of 3-4% annually in the near future, the seafood and fish market is a long-time part of our vision for introducing sustainable solutions that increase food security. Having created a customized bio-ink that works effectively with Umami's cells and optimized the taste and texture to meet the high standards of consumers, we anticipate expanding our collaborations to a greater variety of species with additional partners."

Mihir Pershad, CEO of Umami Meats: “We are delighted to have produced the world's first whole fillet cultivated fish in partnership with Steakholder Foods. In this first tasting, we showcased a cultivated product that flakes, tastes, and melts in your mouth exactly like excellent fish should. In the coming months, we intend to announce our plans for bringing this world-class cultivated fish to the market.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing a variety of beef, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

About Umami Meats

Umami Meats is cultivating a sustainable seafood future by producing delicious, nutritious, affordable cultivated seafood that is better for our health, our oceans and our future. Umami Meats’ cultivated, not-caught seafood offers equivalent nutrition to traditional seafood and provides a delicious culinary experience free from heavy metals, antibiotics, and microplastics.

Umami Meats has also been recognized as a semi-finalist in the XPRIZE Feed the Next Billion competition, a finalist in the Fi Global Startup Innovation Challenge, a member of Forward Fooding’s 2021 FoodTech 500 list, and as the Best Emerging Sustainable Seafood Company – Southeast Asia in the 2021 Global Green Business Awards.

About SIIRD

The Singapore Israel Industrial R&D Foundation (SIIRD) is a cooperation between the Enterprise Singapore (ESG) and the Israel Innovation Authority to promote, facilitate and support joint industrial R&D collaboration between Singapore-based companies and Israel-based companies across different industries. SIIRD seeks to promote research and development in Singapore and Israel by helping Singapore-based and Israel-based companies with R&D Partner Search, and providing up to US $1M in funding for joint R&D projects or pilot projects between them.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com